UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

EGM Statement dated 6 August 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 6, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: August 6, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

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BARCLAYS PLC

6 August 2009

General Meeting

Chairman's Statement

Ladies
 and Gentlemen, good morning
and welcome to th
is General Meeting of Barclays.

Our purpose this morning is to consider the resolution contained in the Notice of General Meeting dated 9 July in respect of the proposal to sell the Barclays Global Investors (or BGI) business to Blackrock, one
 of the world's largest publicly trad
ed investment management firms.

Let me start by providing some back
ground to the proposed disposal.

We announced on 9
th
 April the sale of the iShares business to a new limited partnership established by CVC Capital Partners Group, the private equity and investment advisory firm. iShares is a leading global provider of exchange traded funds and forms part of the overall BGI business.

This transaction would have allowed Barclays to crystallise significant value through the expected net gain on sale of the iShares business, thereby enhancing the capital position of the Group. This is at a time when additional capital resources are highly valued by the market.

The transaction would also have enabled Barclays to maximise value through the sale of a business which represented a distinct channel for Barclays Global Investors and which has the scale, depth of client relationship and brand equity to be succe ssful on a standalone basis.

Under this transaction agreement - and in order to give us the best chance of being satisfied that we had secured a full price for the business - Barclays negotiated a so-called go-shop provision under which we could solicit alternative proposals for iShares and other related busi nesses for a period of 45 days.

As it happened, the announcement of the potential sale of the iShares business led to considerab le interest from other parties.

We received a number of indications of interest for the iShares business alone, but we also received some unsolicited offers for the whole of BGI, including a strong expression of interest from Blackrock, one of the world's largest publicly traded investment management firms.

The Board had a duty to consider the significant interest expressed by Blackrock and others for this business. We view our whole
portfolio of businesses d
ispassionately in this respect.

We consequently entered into discussions with Blackrock which culminated in an announcement on 12 June that we had received a binding offer from them. This offer had some important features, so let me provide a little more detail both on the offer itself and on the factors the Boa rd considered when reviewing it.

The Board believes that the offer from Blackrock is a compelling proposal which allows Barclays to retain an ongoing interes
t in the potential upside from the
 larger combined business while unlocking signif
icant capital in the short term.

We expect this transaction to generate consideration of approximately $13bn, although based on last night's closing price for Blackrock shares the total consideration would now
be $14.2bn. We will receive $6.6bn or £4.1bn in cash with the balance of the consideration consisting of nearly 38 million Blackrock Shares, representing an economic interest of approximately 19.9% in the enlarged Blackrock Group, which will be renamed Blackrock Global Investors.

This economic interest allows Barclays shareholders to participate in - and enjoy a strong relationship with -

the global leader in the industry, with full dividend rights from the holding and an opportunity to benefit from the value upside and synergie
s arising from the transaction.

As part of the ongoing relationship between Barclays and Blackrock, John Varley (Barclays Chief Executive) and Bob Diamond (Barclays President) will be nominated to the
Board of Directors of Blackrock.

A key factor in the Board's assessment of the proposal was the changing nature of the competitive dynamics in the asset management industry. The industry is moving increasingly towards independent, that is, non bank-owned, asset managers, partly driven by growing regulation of the relationship between investment banking and investment management and partly by client demand. We expect this trend to accelerate, driven by the significant consolidation which

has been taking place

within each industry
.

The combination of BGI and Blackrock is consistent with this trend. It will extend Barclays ability to meet the sophisticated investment needs of our existing and future clients and customers by our ability to access the enhanced investment platform and capabilities of the combined business. We will also gain access through Blackrock to new channels and customers for Barclays products and advisory services, thereby off ering new revenue opportunities.

Blackrock is already a significant client of Barclays Capital and, as we have structured the transaction in a way that works within the regulations governing the relationship between investment management firms and investment banks, this will help facilitate further business flows between the two firms.

The proposed transaction offers significant value for Barclays shareholders - based on last night's closing Blackrock share price the consideration represents a multiple of 12.1 x BGI's 2008 EBITDA (or earnings before interest, tax and depreciation) as published and t
he proceeds from the sale will reinforce our capital position at a time when additional capital resources are highly valued by the market.

Taking into account the expected net gain on sale, Barclays would have reported a pro forma Core Tier 1 ratio of 8.8% and a Tier
1 ratio of 11.7% as at 30 June.

These ratios significantly exceed the minimum levels established by the UK Financial Services Authority and make Barclays one
 of the most strongly capitalised banking groups in the world
.

As well as providing a good overall valuation for BGI, the disposal does not involve the operational challenge, cost and distraction which would have been involved in separating the iShares business under the original CVC proposal
.

Before I close, shareholders will have seen the announcement o
f our Interim Results on Monday.

The Group achieved a profit before tax of £3bn in challenging market conditions. We have benefited from our diversified business mix, record income and good control over costs which has helped us to absorb the impact of further credit market write-downs and increasing impairment. Despite the difficult environment, we are committed to delivering another year of solid profitability and it remains our intention to resume dividend payments this year. As I stated at the Annual General Meeting, it will be our policy to pay cash dividends on a quarterly basis, with three equal payments in June, September and December and a final variable payment in March. For the second half of 2009, we intend to make a cash payment in December, with a final cash dividend for the year being paid in March next year. We want to maintain strong capital ratios and therefore expect that the proportion of after tax profit distributed through dividends will be significantly lower, for the foreseeable future, than the 50% payout level which w
e have operated in recent years.

In conclusion, the Barclays Board considers the disposal
of BGI
to be in the best interests of the company. Because of his holding of shares and options in BGI Holdings under the EOP Scheme, Bob Diamond did not participate in the Board's approval or recommendation of the disposal although he will vote in favour of the resolution in respect of his own beneficial shareholdings in Barclays. Accordingly, the Barclays Board
,
 with Bob Diamond recusing himself for this purpose
,
 unanimously recommends Barclays shareholders to v
ote in favour of the resolution.

For further information please contact

ANALYSTS AND INVESTORS
Stephen Jones

    +44 (0)20 7116 5752

MEDIA
Alistair Smith

        +44 (0)20 7116 6132

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the integration of the Lehman Brothers North American businesses into the Group's business and the quantification of the benefits resulting from such acquisition, the proposed disposal of Barclays Global Investors and the impact on the Group, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.
Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.